SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

09047276

November 3, 2009

RECEIVED

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon Ross
Corporate Secretary
for **SULTAN MINERALS INC.**

Enclosure

dlw 11/9

United States Sec Filing
November 3, 2009

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated October 1, 2009;
2. News Release – dated October 27, 2009;

Correspondence with Securities Commission(s)

No correspondence.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

October 1, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS ACQUIRES GARNET LEAD-ZINC MINE

October 1, 2009, Vancouver, BC - Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan" or the "Company") is pleased to announce that it has entered into an agreement (the "Agreement") with Mr. Lloyd Addie and Mr. Robert J. Bourdon (the "Optionors") of Nelson, British Columbia to acquire 100% of the rights and interest in and to the Garnet Lead-Zinc Property (the "Property") comprised of five mineral claims, Tenure Numbers 544860, 544861, 607011, 607013 and 607015, located approximately five kilometres south of Salmo, British Columbia, Canada near the former Jersey Lead-Zinc Mine . The Agreement is subject to regulatory approval.

Under the terms of the Agreement, Sultan has an option to earn a 100% interest in the Property by making cash payments of $75,000 and issuing 500,000 common shares to the Optionors over four years. Upon fulfilling the cash payment and share issuance, Sultan shall acquire 100% right, title and interest in and to the Property subject only to a 3.0% Net Smelter Return ("NSR") royalty, payable to the Optionors and 200,000 common shares due on commencement of commercial production. Sultan shall, at its discretion, have the exclusive right to reduce the NSR to 1.0% by making a one-time payment of $1,000,000.00 to the Optionors exercisable within 90 days after commencement of commercial production. If at any time either of the Optionors wishes to sell or assign this interest in the NSR royalty in the Property the Optionors agree to give Sultan a 30-day right of first purchase to acquire such interest provided that the Optionors shall not thereafter offer their NSR royalty to a third party on terms more favourable than those offered to Sultan.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.

The Garnet showing was initially staked in 1899 and later acquired by Cominco in 1927. In 1965 the Garnet Mine was put into production as part of Cominco's HB mining operation. The HB and Garnet mines closed in August 1978. As of December 31, 1978, the remaining measured and indicated reserves for the Garnet Mine were reported at 409,000 tons, at 0.1 per cent lead and 4.1 per cent zinc (Canadian Pacific Limited, Form 10-K, December 31, 1978).

The HB and Garnet mines produced a total of 6,656,101 tonnes of ore in 29 years between 1912 and 1978. Recovered from this ore were 29,425,521 grams of silver, 49,511,536 kilograms of lead, 260,431,646 kilograms of zinc, 2,019,586 kilograms of cadmium, 105,412 kilograms of copper and 6,159 grams of gold. (Energy, Mines and Resources Canada Mineral Bulletin MR 198, page 209).

Readers are cautioned that the grades, resource figures and production figures quoted in this release are historical in nature and were compiled before the implementation of NI 43-101 Standards for Disclosure of Mineral Projects.

A large database of historical mine records including mine plans, mine sections and geological maps are available with the property. Mr. Ed Lawrence, P.Eng., former Manager of Sultan's adjacent Jersey and Emerald Mines, will undertake a review of the historical mine records.

Sultan plans to explore for extensions to the historical mineralization on the property with geochemical and geophysical surveys. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C., will supervise this work. Mr. Grunenberg is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

October 27, 2009

TSX Venture Exchange: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS ACQUIRES HB LEAD-ZINC MINE

October 27, 2009, Vancouver, BC - Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan") is pleased to announce that it has entered into an agreement (the "Agreement") with Mr. Craig Lynes (the "Optionor") of Salmon Arm, British Columbia to acquire 100% of the rights and interest in and to the HB Lead-Zinc Property (the "Property") comprised of a 100-hectare mineral claim, Tenure Number 533727, located approximately eight kilometres southeast of Salmo, British Columbia, Canada and three kilometres north of Sultan's Jersey Lead-Zinc Mine. **With the addition of the HB and the Garnet Mine** (please refer to Sultan's News Release of October 1, 2009), **Sultan's Jersey Emerald property will include British Columbia's second and third largest historic lead-zinc mines.** The Agreement is subject to regulatory approval.

Under the terms of the Agreement, Sultan has an option to earn a 100% interest in the Property by making cash payments of $15,000 and issuing 100,000 common shares to the Optionors over 12 months.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.

The HB showing was initially staked in 1907 and put into production in a limited manner in 1912. In 1927 the property was acquired by the Consolidated Mining and Smelting Company ("Cominco"). Exploration by Cominco in 1949-1950 lead to the discovery of three parallel, steeply dipping, ore zones extending for 900 metres in a north-south direction across the claims. In 1955 the HB Mine was put into production at 1,000 t/day. Ten years later in 1965 the adjacent Garnet Lead-Zinc Mine was put into production as part of Cominco's HB mining operation.

Between 1912 and 1978 the HB and Garnet mines produced a total of 6,656,101 tonnes of ore at an average grade of 4.1% Zn, 0.8% Pb and 4.8 g/tonne Ag. (BC Geological Survey, Detail Production Report, MINFILE). Seventy percent of this production is estimated to have been mined from the HB Mine deposits.

The HB and Garnet mines closed in August 1978. As of December 31, 1978, the remaining measured and indicated reserves for the HB Mine were reported by Canadian Pacific Limited as approximately 36,287 tonnes grading 0.1 per cent lead and 4.1 per cent zinc (Energy, Mines and Resources Canada Mineral Bulletin MR 198, page 209).

Readers are cautioned that the grades, resource figures and production figures quoted in this release are historical in nature and were compiled before the implementation of NI 43-101 Standards for Disclosure of Mineral Projects.

Mr. Ed Lawrence, P.Eng., former Manager of Sultan's adjacent Jersey and Emerald Mines, is presently reviewing a large HB Mine database comprised of historical mine records, mine plans, mine sections and geological maps of the property.

Sultan plans to explore for extensions to the historical mineralization on the property with geochemical and geophysical surveys. Peter E. Walcott & Associates has been contracted to complete a magnetometer survey over Sultan's adjacent claims and this work is expected to be extended over the HB property. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C., will supervise this work. Mr. Grunenberg is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com